FORM 4
U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(f) of the Investment Company Act of 1940


Check box if no longer subject to Section 16.

   Form 4 or 5 obligations may continue. See Instruction 1(b)
   Form 3 Holding Reported
X  Form 4 Transactions Reported


1. Name and Address of Reporting Person

   Mullikin     Dave           L.
   (Last)      (First)        (Middle)

   1700 Wyandotte Street
   (Street)

   Kansas City   MO           64108
   (City)      (State)        (Zip)


2. Issuer Name and Ticker or Trading Symbol

   SearchHound.com, Inc. SRHN


3. IRS or SocialSecurity Number of Reporting Person
   (Voluntary)


4. Statement for Month/Year
    04/01

5. If Amendment,Date of Original
   (Month/Year)


6. Relationship of Reporting Person to Issuer
   (Check all applicable)

   X    Director	     10% Owner

   X    Officer (give   _____Other (specify below)
	     title
	     below)

   President and CEO


7.  Individual or Joint/Group Filing
     (Check applicable line)

    X     Form Filed by one Reporting Person
          Form Filed by more than one Reporting Person


Table 1 - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security(Instr. 3)
   (Affiliate)Common Stock
   (Affiliate)Common Stock
   (Affiliate)Common Stock
   (Affiliate)Common Stock


2. Transaction Date
   (Month/Day/Year)
    April 1, 2001
    April 5, 2001
    April 10, 2001
    April 12, 2001

3. Transaction Code(Instr. 8)
     V
     V
     V
     V

4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
   Amount        (A)or(D)           Price
   167,257           A               $0.17
     5,000           D               $0.59
     2,500           D               $0.70
     9,000           D               $0.45

5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4) 622,195
   617,195
   614,695
   605,695

6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)
   D
   D
   D
   D

7. Nature of Indirect Beneficial Ownership (Instr. 4)

Reminder:  Report on a separate line for each class of securities beneficially
owned directly or indirectly.	(Over)
(Print or Type Response)



Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned
	  (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)

2. Conversion or Exercise of Price of Derivative Security

3. Transaction Date (Month/Day/Year)

4. Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)
   (A)   (D)

6. Date Exercisable and Expiration Date (Month/Day/Year)
   Date Exercisable   Expiration Date

7. Title and Amount of Underlying Securities (Instr. 3 and 4)
   Title     Amount or Number of Shares

8. Price of Derivative Security

9. Number of Derivative Securities Beneficially Owned at End of Year(Instr. 4)

10. Ownership of Derivative Security:Direct (D) or Indirect (I) (Instr. 4)


11. Nature of Indirect Beneficial Ownership(Instr. 4)


Explanation of Responses:

* Common Stock issued in lieu of compensation for services rendered on behalf of SearchHound.com, Inc.

** Shares sold were acquired in lieu of cash compensation.

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  /s/ Dave L. Mullikin                          May 10, 2001
**Signature of Reporting Person			Date

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).


Note. File three copies of this form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.